Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176

November 23, 2010

United States
Securities and Exchange Commission
100 F Street, NE., Stop 4631
Washington, D.C. 20549
Att.: Mr. Rufus Decker, Accounting Branch Chief

Re:	Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the Periods Ended March 31, 2010 and June 30, 2010
File No. 0-16469

Ladies and Gentlemen:

This letter is written in response to the letter dated November 9, 2010 of Mr. Rufus Decker, Accounting Branch Chief, addressed to Mr. Russell Greenberg, the Chief Financial Officer of Inter Parfums, Inc. (the “Staff Letter”). We have reproduced the comments from the Staff Letter, and our responses follow each of such comments.

Comment from Staff Letter:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1. Where a comment below requests additional disclosure or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company response:

1.           Below are our responses to the comments set forth in the Staff Letter, which provide the requested information, and we acknowledge that all revisions will be included in future filings.

Item 6 — Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Contractual Obligations, page 47

2. Please revise your table of contractual obligations to clarify whether the interest due amounts are included or excluded from the long-term debt line item and address the payments you are obligated to make under your interest rate swap agreement. If you have already included the interest rate swap amounts in the interest due amounts in footnote (2), please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated interest payments and estimated payments under interest rate swaps.

Company response:

2. The interest due amounts which include the interest rate swap amounts will be included in long-term debt on the contractual obligations table. The interest rate swap exchanged a variable rate of interest for a fixed rate of interest. As all long-term debt now bears interest at a fixed rate, there are no assumptions used to derive interest payments. The disclosure in the footnote to the table relating to long term debt to be included in future filings will be in substantially the following form:

(2) Includes long-term debt and related interest costs including interest rate swap amounts. Interest due as the result of interest rate swaps is all at a fixed rate and is payable $0.70 million, $0.40 million and $0.07 million in 2010, 2011 and 2012, respectively.

Item 14 — Exhibits, Financial Statement Schedules, page 82

Consolidated Financial Statements and Schedule, page F-1

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income, page F-5

3. Please revise your presentation to separately disclose comprehensive income attributable to Inter Parfums, Inc. and comprehensive income attributable to noncontrolling interest. Refer to ASC 220-10-45-5 and ASC 810-10-501A(a).

Company response:

3. In future filings we will add Consolidated Statements of Comprehensive Income which will separately disclose comprehensive income attributable to Inter Parfums, Inc. and comprehensive income attributable to the noncontrolling interest. A pro forma such statement is attached hereto as Exhibit A.

4. It is not clear why there is no foreign currency translation adjustment attributable to noncontrolling interest. Please tell us how you concluded your presentation was appropriate based on the guidance set forth in FAS ASC 220.

Company response:

4. When noncontrolling interest was moved into equity pursuant to ASC 810-10-45, our original thought was that assets and liabilities should be translated at the exchange rate at the balance sheet date pursuant to ASC 830-30-45-3a with 100% of the exchange gain or loss included in comprehensive income of the parent. Upon further review, we have determined that accumulated translation adjustments attributable to the noncontrolling interests should be allocated to and reported as part of the noncontrolling interest. The reclassification which we deem to be immaterial only affects the 2009 period and will be reflected in future filings. A pro forma of the reclassified Consolidated Statements of Changes in Equity is attached hereto as Exhibit B.

5.  Please revise your presentation to clarify that the number of common shares column represents the number of common shares outstanding.

Company response:

5. In future filings we will add the word "outstanding" to the common stock heading of the Consolidated Statements of Changes in Equity. A pro forma reflecting such change is attached hereto as Exhibit B.

Consolidated Statements of Cash Flow, page F-6

6.  Please tell us how you determined that proceeds from the sale of stock of a subsidiary and the payment for acquisition of noncontrolling interests should be classified in the cash used in investing activities section instead of the cash provided by (used in) financing activities in circumstances when Inter Parfums maintains control of the subsidiary, since these tranactions are accounted for as equity transactions. Refer to FASB ASC 230.

Company response:

6.   In 2008 and 2007, we acquired a 3.6% and 1.2% interest, respectively, in Inter Parfums, S.A., our majority owned French subsidiary, from its minority shareholders for cash of approximately $18.5 million in 2008 and $6.3 million in 2007. The acquisition was accounted for under the purchase method.

In addition, in June 2007, the minority shareholders of Nickel S.A., a consolidated subsidiary of the Company, exercised their rights to sell their remaining 32.4% interest in Nickel S.A. to the Company for approximately $4.7 million in cash. The acquisition was also accounted for under the purchase method.

These tranactions occurred prior to the effective date of ASC topic 805-10-05 (formerly SFAS 141 (revised 2007), “Business Combinations”). Since purchase accounting was used to record these transactions, it seemed reasonable to treat the acquisition as investing activities. In addition, with respect to the purchases of additional interest in Inter Parfums, S.A., our majority owned French subsidiary, the purpose of these transactions were to fight the dilution from the sale of shares resulting from the exercise of stock options. Therefore, treating the sale of stock of subsidiary from stock option exercises as an investing activity also seemed appropriate.

However, currently ASC 805-10-05 is effective and additional noncontrolling interests acquired or sold are accounted for as equity transactions. Pursuant to ASC 230-10-45, it appears that these transactions are cash inflows from and outflows for financing transactions. Future filing will reflect these transactions as financing transactions and prior periods will be reclassified to conform to current period presentation. A pro forma of the Consolidated Statements of Cash Flows is attached hereto as Exhibit C.

Note 9 — Commitments, page F-21

Leases, page F-21

7. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume they are taken into account in computing your minimum lease payments and the minimum lease paymets are recognized on a straight-line basis over the minumum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with FASB ASC 840.

Company response:

7.  Rent expense is calculated on a straight-line basis taking into account step rent provisions and rent concessions, but excludes the amounts due for escalation clauses tied to an index or rate as they are not material. In addition, we do not have any material capital improvement fundings. The disclosure in note 9 (Commitments) to the Consolidated Financial Statements relating to Leases to be included in future filings will be modified in substantially the following form:

Leases

The Company leases its office and warehouse facilities under operating leases which are subject to various step rent provisions, rent concessions and escalation clauses expiring at various dates through 2015. Escalation clauses are not material and have been excluded from minimum future annual rental payments. Rental expense, which is calculated on a straight-line basis, amounted to $9.9 million, $9.9 million and $9.1 million in 2009, 2008 and 2007, respectively. Minimum future annual rental payments are as follows: [table omitted].

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2010

General

8. Please address the above comments in your interim filings as well.

Company response:

8.  To the extent any of our answers to the comments above affect our interim filings, we agree to make the appropriate modification in our subsequent interim filings.

Item 1 — Financial Statements, page 1

General

9. We note your presentation of comprehensive income on page 13. FASB ASC 220-10-45-8 requires a statement of comprehensive income that is displayed with the same prominence as your other financial statements. As such, please present your statement of comprehensive income within (1) your statements of income, (2) your statements of changes in equity, or (3) as a separate financial statement. Please revise accordingly.

Company response:

9.  We agree to present Consolidated Statements of Comprehensive Income as a separate financial statement in future interim filings for all periods presented. A pro forma of such statement is attached hereto as Exhibit D.

Consolidated Balance Sheets, page 2

10. The column heading on your June 30, 2010 balance sheet indicates that these amounts are unaudited, which implies that your December 31, 2009 balance sheet includes amounts that are audited. Since none of the amounts are converted by an audit report when they are presented in your interim financial statements for the period ended June 30, 2010, you should not imply that the December 31, 2009 balance sheet amounts are audited. Please revise.

Company response:

10.  In future interim filings we agree to remove the word "unaudited" from the consolidated balance sheets column heading for the current period, but will include the word "unaudited" in the heading of the consolidated balance sheets so each of the consolidated balance sheets presented will be unaudited.

* * * *

As requested, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this adequately addresses your questions. However, if further information is required, please feel free to contact the undersigned.

Very truly yours,

Russell Greenberg,
Executive Vice President
and Chief Financial Officer

Exhibit A
INTER PARFUMS, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended December 31, 2009, 2008, and 2007
(In thousands except share and per share data)

	2009	2008	2007
Net income	$30,158	$30,122	$30,601

Other comprehensive income (loss):
Net derivative instrument gain (loss), net of tax	173	5,829	(47)
Reclassification from OCI into earnings, net	(5,922)	-	-
Translation adjustments, net of tax	8,767	(12,643)	21,270
	3,018	(6,814)	21,223
Comprehensive income	33,176	23,308	51,824

Comprehensive income attributable to noncontrolling interests:
Net income	7,791	6,357	6,784
Net derivative instrument gain (loss), net of tax	(1,499)	1,514	(16)
Reclassification from OCI into earnings, net	32	-	-
Translation adjustments, net of tax	1,978	(2,888)	5,454
	8,302	4,983	12,222
Comprehensive income attributable to Inter Parfums Inc.:	$24,874	$18,325	$39,602

Exhibit B
INTER PARFUMS, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity
Years ended December 31, 2009, 2008, and 2007
(In thousands except share data)

					Accumulated
	Common stock		Additional		other
	outstanding		paid-in	Retained	comprehensive	Treasury stock		Noncontrolling
	Shares	Amount	capital	earnings	income	Shares	Amount	interest	Total
Balance – January 1, 2007	30,652,188	$31	$38,085	$127,834	$15,170	9,371,830	$(25,848)	$44,075	$199,347
Comprehensive income:
Net income	—	—	—	23,817	—	—	—	6,784	30,601
Foreign currency translation adjustments	—	—	—	—	15,816	—	—	5,454	21,270
Net derivative instrument loss, net of tax	—	—	—	—	(31)	—	—	(16)	(47)
Dividends	—	—	—	(4,093)	—	—	—	(1,594)	(5,687)
Shares issued upon exercise of stock options including income tax benefit of $915	228,150	—	1,720	—	—	(150,000)	414	—	2,134
Stock compensation	—	—	218	437	—	—	—	168	823
Purchase of subsidiary shares from noncontrolling interest	—	—	—	—	—	—	—	(3,206)	(3,206)
Sale of subsidiary shares to noncontrolling interest	—	—	—	—	—	—	—	2,260	2,260
Shares received as proceeds of option exercises	(82,126)	—	—	—	—	82,126	(910)	—	(910)
Balance – December 31, 2007	30,798,212	31	40,023	147,995	30,955	9,303,956	(26,344)	53,925	246,585
Comprehensive income:
Net income	—	—	—	23,765	—	—	—	6,357	30,122
Foreign currency translation adjustments	—	—	—	—	(9,755)	—	—	(2,888)	(12,643)
Net derivative instrument gain, net of tax	—	—	—	—	4,315	—	—	1,514	5,829
Dividends	—	—	—	(4,039)	—	—	—	(1,735)	(5,774)
Shares issued upon exercise of stock options including income tax benefit of $988	33,150	—	1,260	—	—	—	—	—	1,260
Stock compensation	—	—	452	304	—	—	—	134	890
Purchase of subsidiary shares from noncontrolling interest	—	—	—	—	—	—	—	(8,462)	(8,462)
Sale of subsidiary shares to noncontrolling interest	—	—	215	—	—	—	—	2,463	2,678
Purchased treasury shares	(662,423)	(1)	—	—	—	662,423	(4,975)	—	(4,976)
Balance – December 31, 2008	30,168,939	30	41,950	168,025	25,515	9,966,379	(31,319)	51,308	255,509
Comprehensive income:
Net income	—	—	—	22,367	—	—	—	7,791	30,158
Foreign currency translation adjustments	—	—	—	—	6,789	—	—	1,978	8,767
Reclassification from OCI into earnings, net					(4,423)			(1,499)	(5,922)
Net derivative instrument gain, net of tax	—	—	—	—	141	—	—	32	173
Dividends	—	—	—	(3,974)	—	—	—	(1,716)	(5,690)
Shares issued upon exercise of stock options including income tax benefit of $692	243,600	—	2,711	—	—	(150,000)	476	—	3,187
Stock compensation	—	—	510	193	—	—	—	102	805
Sale of subsidiary shares to noncontrolling interest	—	—	(45)	—	—	—	—	2,671	2,626
Purchased treasury shares	(108,100)	—	—	—	—	108,100	(631)	—	(631)
Shares received as proceeds of option exercises	(132,487)	—	—	—	—	132,487	(1,569)	—	(1,569)
Balance – December 31, 2009	30,171,952	$30	$45,126	$186,611	$28,022	10,056,966	$(33,043)	$60,667	$287,413

Exhibit C
INTER PARFUMS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2009, 2008, and 2007
(In thousands)
	2009	2008	2007
Cash flows from operating activities:
Net income	$30,158	$30,122	$30,601
Adjustments to reconcile net income to net cash provided by (used-in) operating activities:
Depreciation and amortization	10,963	9,925	8,031
Impairment of goodwill and trademark	2,213	936	868
Provision for doubtful accounts	1,394	148	588
Noncash stock compensation	947	1,119	1,096
Deferred tax (benefit) provision	(3,079)	4,118	(657)
Change in fair value of derivatives	(861)	1,759	—
Gain on subsidiary’s issuance of stock	—	—	(665)
Changes in:
Accounts receivable	20,912	(8,768)	2,984
Inventories	40,628	(23,285)	(28,677)
Other assets	(4,841)	4,010	(1,602)
Accounts payable and accrued expenses	(18,900)	(18,051)	25,014
Income taxes payable, net	5,106	(8,461)	936
Net cash provided by (used-in) operating activities	84,640	(6,428)	38,517
Cash flows from investing activities:
Purchases of short-term investments	—	(5,144)	(300)
Proceeds from sale of short-term investments	—	5,144	13,100
Purchase of equipment and leasehold improvements	(5,526)	(3,803)	(2,380)
Payment for intangible assets acquired	(775)	(1,095)	(58,723)
Net cash provided by (used in) investing activities	(6,301)	(4,898)	(48,303)
Cash flows from financing activities:
Proceeds from (repayment of) loans payable – banks	(9,005)	7,089	762
Proceeds from issuance of long-term debt	—	—	54,948
Repayment of long-term debt	(12,408)	(16,292)	(10,440)
Proceeds from sale of stock of subsidiary	2,658	2,695	2,879
Payment for acquisition of minority interests	—	(18,493)	(10,984)
Purchase of treasury stock	(660)	(4,975)	(107)
Proceeds from exercise of options including tax benefits	1,648	1,260	1,331
Dividends paid	(3,974)	(4,069)	(3,879)
Dividends paid to minority interest	(1,716)	(1,735)	(1,594)
Net cash provided by (used in) financing activities	(23,457)	(34,520)	32,916
Effect of exchange rate changes on cash	3,181	(1,784)	8,657
Net increase (decrease) in cash and cash equivalents	58,063	(47,630)	31,787
Cash and cash equivalents – beginning of year	42,404	90,034	58,247
Cash and cash equivalents – end of year	$100,467	$42,404	$90,034
Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$2,633	$3,894	$3,872
Income taxes	13,085	13,311	15,211

Exhibit D

INTERPARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Comprehensive income:
Net income	$11,409	$9,611	$27,342	$22,620
Other comprehensive income, net of tax:
Foreign currency translation adjustment	27,341	9,049	(12,423)	13,251
Change in fair value of derivatives	968	(1,148)	1,014	(1,919)
Net gains reclassified into earnings from equity	—	(751)	—	(2,329)
Comprehensive income:	39,718	16,761	15,933	31,623
Less comprehensive income attributable to the noncontrolling interest	9,570	3,975	4,222	7,669

Comprehensive income attributable to Inter Parfums, Inc.	$30,148	$12,786	$11,711	$23,954